07008832

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 19 2007
WASH. D.C. 186

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34473

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2006 (MM/DD/YY) AND ENDING September 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
McClurg Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 North Gate Suite 301
(No and Street)

San Rafael California 94903
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David McClurg (415) 472-1445
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170 Northridge CA 91324
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 22 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David McClurg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McClurg Capital Corporation, as of September 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Marin
Subscribed and sworn (or affirmed) to before me this 15th day of Nov, 2007

Notary Public

Signature

Pres.
Title



TRACI HANSON
COMM. #1693438
NOTARY PUBLIC • CALIFORNIA
MARIN COUNTY
Comm. Exp. OCT. 4, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
McClurg Capital Corporation:

We have audited the accompanying statement of financial condition of McClurg Capital Corporation (the Company) as of September 30, 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McClurg Capital Corporation as of September 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
October 24, 2007

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

McClurg Capital Corporation
Statement of Financial Condition
September 30, 2007

ASSETS

Cash and cash equivalents	$ 406,876
Accounts receivable	12,120
Receivable from brokers, dealers and clearing organizations	55,243
Marketable securities, available for sale	67,824
Deposit with clearing firm	38,382
Equipment and furniture, net	26,627
Broker advances	19,250
Deposits	4,508
Total assets	$ 630,830

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Commissions payable	$ 115,080
Employee compensation and benefits payable	53,362
Income tax payable	5,384
Total liabilities	173,826
Stockholders' equity	
Common stock, no par value, 1,000,000 shares authorized, 822,000 shares issued and outstanding	16,063
Retained earnings	402,497
Unrealized gains (losses) on marketable securities, available for sale	38,444
Total stockholders' equity	457,004
Total liabilities and stockholders' equity	$ 630,830

The accompanying notes are an integral part of these financial statements.

McClurg Capital Corporation
Statement of Income
For the Year Ended September 30, 2007

Revenue	
Commissions income	$ 1,109,411
Fee based income	899,132
Insurance income	1,093,890
Interest income	14,565
Net dealer inventory and investment gains (losses) 4,570	
Other income	40,753
Total revenues	3,162,321
Expense	
Employee compensation and benefits	800,739
Commissions and floor brokerage	2,085,302
Communications	20,876
Occupancy and equipment rental	63,664
Taxes, other than income taxes	40,732
Other operating expenses	120,909
Total expenses	3,132,222
Net income before income tax provision	30,099
Income tax provision	8,533
Net income (loss)	$ 21,566

The accompanying notes are an integral part of these financial statements.

McClurg Capital Corporation
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2007

	Common Stock	Retained Earnings	Unrealized Gain (loss) Marketable Securities, Available For Sale	Total	Comprehensive Income
Balance, September 30, 2006	$ 16,063	$ 380,931	$ 28,440	$ 425,434	
Gain (loss) on marketable securities available for sale	–	–	14,574	14,574	$ 14,574
Reclassification adjustment of gains included in net income	–	–	(4,570)	(4,570)	(4,570)
Net income (loss)	–	21,566	–	21,566	21,566
Balance, September 30, 2007	$ 16,063	$ 402,497	$ 38,444	$ 457,004	$ 31,570

The accompanying notes are an integral part of these financial statements.

McClurg Capital Corporation
Statement of Cash Flows
For the Year Ended September 30, 2007

Cash Flows from Operating Activities:

Net income (loss)		$ 21,566
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	$ 15,766	
Realized gain on marketable securities	(4,570)	
Loss on sale of automobile	5,535	
(Increase) decrease in assets:		
Accounts receivable	(22,281)	
Receivable from brokers, dealers and clearing firms	(4,280)	
Deposit with clearing firm	(1,753)	
Prepaid expense	2,336	
Prepaid income taxes	1,549	
Increase (decrease) in liabilities:		
Commissions payable	50,824	
Salaries payable	7,302	
Pension contribution payable	2,379	
Income tax payable	5,384	
Total adjustments		58,191
Cash and cash equivalents provided by (used in) operating activities		79,757
Cash Flows from Investing Activities:		
Proceeds from sale of marketable securities	7,229	
Sale of automobile	5,750	
Cash and cash equivalents provided by (used in) investing activities		12,979
Cash Flows from Financing Activities:		
Net increase (decrease) in cash and cash equivalents		92,736
Cash and cash equivalents, October 1, 2006		314,140
Cash and cash equivalents, September 30, 2007		$ 406,876

Supplemental disclosures of cash flow information:

Cash paid for interest	$ 686
Cash paid for income taxes	$ 2,400

McClurg Capital Corporation
Notes to Financial Statements
September 30, 2007

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

McClurg Capital Corporation ("the Company") is a California corporation registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended. The Company was incorporated on June 26, 1985 and began operations on October 1, 1985. The Company is a member of the National Association of Securities Dealers ("NASD") and the Securities Investors Protection Corporation ("SIPC"). The Company does not handle or maintain securities in its physical possession nor does it maintain customer accounts. All transactions for accounts of customers are cleared through another member firm on a fully disclosed basis.

The entire balance of receivable from broker/dealer and clearing organizations is due from the Company's clearing broker. The Company operates primarily in the Northern California region and the majority of sales are within the fixed income, stock, and mutual fund markets. The Company received commission revenue from five brokers that represents more than 29% of its revenues for the year ended September 30, 2007.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ form those estimates.

Receivable from brokers, dealers and clearing organizations represent commissions earned on security transactions, which are recorded on a trade date basis. Commission receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company considers all investments that are purchased with a maturity of three months or less to be cash equivalents. The Company includes money market accounts as cash equivalents.

Marketable securities are valued at quoted market value and consist of equity securities held for investment. The resulting difference between cost and market value is included as an element of stockholder's equity, net of deferred taxes.

Advertising costs are expended as incurred.

Security transactions are recorded on a trade date basis. Order flow income is recognized upon receipt. Fee-based income is recognized when received.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equipment and furniture are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Equipment and furniture are depreciated over their estimated useful lives ranging from five (5) to seven (7) years by the straight-line method.

The Company has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for the reporting and presentation of comprehensive income and its components in financial statements. Comprehensive income includes net income and "other comprehensive income," which includes charges or credits to equity that are not the result of transactions to shareholders. The Company's only material component of "other comprehensive income" is unrealized gain or loss on securities available for sale.

Income taxes are provided for current taxes payable or refundable, and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates.

Note 2: MARKETABLE SECURITIES, AVAILABLE FOR SALE

The Company maintains an investment in common stock of the NASDAQ stock Market, Inc. The market value of these investments at September 30, 2007 was $67,824. The Company considers these marketable securities as available-for-sale as defined by FASB 115, *Accounting For Certain Investments in Debt and Equity Securities.* Unrealized gains (losses) on marketable securities available for sale consisted of gross unrealized holding gains of $38,444. Being classified as available-for-sale, these securities are carried at their fair market value with unrealized holding gain and loss to be reported as accumulated other comprehensive income.

Note 3: DEPOSIT WITH CLEARING FIRM

The Company has deposited $38,382 with Pershing as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Note 4: EQUIPMENT AND FURNITURE, NET

The equipment and furniture are recorded at cost and summarized by major classifications as follows:

Automobile	$ 84,240
Machinery and equipment	21,951
Furniture and fixtures	10,222
	116,413
Less accumulated depreciation	(89,786)
	$ 26,627

Depreciation expense for the year ended September 30, 2007 is $15,766.

Note 5: INCOME TAXES

The provision for income taxes at September 30, 2007 consisted of the following:

Federal income tax provision	$ 4,983
State income tax provision	3,550
Current income tax provision	8,533
Deferred income taxes (benefit)	-
Total income tax expense	$ 8,533

Note 6: PENSION PLAN

The Company provides certain retirement benefits to its eligible employees. In accordance with Statement No. 112 of the Financial Accounting Standard Board, such costs are to be accounted for on the accrual basis. Pursuant to its commitment to provide retirement benefits to its eligible employees, the Company has a Salary Reduction Simplified Employee Pension Plan (SARSEP). Employees are eligible to participate in the plan after having performed service for the employer during at least one of the preceding five plan years. Employer contributions to the plan are discretionary. Employee and employer contributions vest 100% immediately. A contribution of $20,181 was made to the plan in 2007 based upon earnings for the year ending September 30, 2006. This cost was reflected as a deduction in the Company's 2005 income tax return. Similarly, a contribution based upon the current year's earnings will be made to the plan in 2008. The amount of that contribution is expected to be $22,560 and will be reflected in the Company's 2007 income tax return.

Note 7: RENT EXPENSE

The Company had a two (2) year lease for the San Rafael office space which was expired during the year. The lease was extended for one more year. Rent expense under this agreement for the year ended September 30, 2007 was 63,664.

Note 8: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 9: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended September 30, 2007, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in these accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is measurement of any tax position that meets the more-likely-than-not recognition threshold to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

FIN 48 also provides guidance on the de-recognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its financial position and results of operations. However, the impact is not expected to be material.

In September 2006, the FASB issued Statement of Accounting Financial Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 157 is not expected to have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 158 is not expected to have a material effect on the Company's financial statements.

Note 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2007, the Company had net capital of $383,038, which was $283,038 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($173,826) to net capital was 0.45 to 1, which is less than the 15 to 1 maximum ratio allowed.

McClurg Capital Corporation
Notes to Financial Statements
September 30, 2007

Note 12: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $36,625 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 419,663
Adjustments:		
Retained earnings	$ (36,764)	
Non-allowable assets	420	
Haircuts and undue concentration	(281)	
Total adjustments		(36,625)
Net capital per audited statements		$ 383,028

McClurg Capital Corporation
Schedule I-Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of September 30, 2007

Computation of net capital		
Common stock	$ 16,063	
Retained earnings	402,497	
Unrealized gains (losses) on marketable securities	38,444	
Total stockholders' equity		$ 457,004
Less: Non–allowable assets		
Accounts receivable	(8,400)	
Equipment and furniture, net	(26,627)	
Broker advances	(19,250)	
Deposits	(4,508)	
Total non–allowable assets		(58,785)
Net capital before haircuts		398,219
Haircuts and undue concentration		
Haircuts on money market	(803)	
Haircuts on marketable securities	(10,174)	
Undue concentration	(4,204)	
Total haircuts on securities		(15,181)
Net capital		383,038
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 11,588	
Minimum dollar net capital required	100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 283,038
Ratio of aggregate indebtedness to net capital	0.45: 1	

There was a difference of $36,625 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated September 30, 2007. See Note 12.

See independent auditor's report.

McClurg Capital Corporation
Schedule II-Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of September 30, 2007

A computation of reserve requirements is not applicable to McClurg Capital Corporation as the Company qualifies for exemption under rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

McClurg Capital Corporation
Schedule III-Information Relating to Possession or Control
Requirements Under to Rule 15c3-3
As of September 30, 2007

Information relating to possession or control requirements is not applicable to McClurg Capital Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

McClurg Capital Corporation

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended September 30, 2007

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
McClurg Capital Corporation:

In planning and performing our audit of the financial statements of McClurg Capital Corporation (the Company), as of and for the year ended September 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
October 24, 2007

END